

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur. Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

20 October 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



06017730

BY FAX # 001-202-772- 2...

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the De-Registration of Sanyen Oil &
Gas Limited, an indirect 95% owned subsidiary of Genting Berhad for filing pursuant to
exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange
Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc



Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on 19/10/2006 12:23:49 PM
Reference No GG-061019-7FCF9

Submitting Merchant Bank   :
(if applicable)
Submitting Secretarial Firm Name   :
(if applicable)
* Company name   : **GENTING BERHAD**
* Stock name   : **GENTING**
* Stock code   : **3182**
* Contact person   : **MR TAN WOOI MENG**
* Designation   : **GROUP COMPANY SECRETARY**

* Type   : ● Announcement ○ Reply to query

* Subject :

DE-REGISTERATION OF SANYEN OIL & GAS LIMITED, AN INDIRECT 95% OWNED SUBSIDIARY OF GENTING BERHAD

* Contents :-

We wish to inform that Sanyen Oil & Gas Limited ("SOGL"), an indirect 95% owned pre-operatin subsidiary of Genting Berhad, which was incorporated in the Republic of Mauritius, was de-registered from the Register of Companies of Port Louis, Republic of Mauritius on 18 Septe r er 2006.

As such, SOGL ceased to be a subsidiary in the Genting Group with effect from 18 September 2006.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

1

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**200,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$6.52 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise options granted on 19 October 2001 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**16 October 2006**	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**598,111,398**	**Fully paid ordinary shares.**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS).**

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**Class**
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		49,800	**(i) held by eligible employees; and**
		93,702	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		469,300	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		1,551,126	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		91,950	**Fully paid ordinary shares issued pursuant to the vesting of SARs**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25   If the issue is contingent on security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in
      full* through a broker?

31   How do security holders sell *part* of their
      entitlements through a broker and accept for the
      balance?

32   How do security holders dispose of their
      entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [✔]   Securities described in Part 1

(b)   [   ]   All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid,
          employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible
          securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [   ]   If the securities are equity securities, the names of the 20 largest holders of the additional
               securities, and the number and percentage of additional securities held by those holders

36   [   ]   If the securities are equity securities, a distribution schedule of the additional securities
               setting out the number of holders in the categories
                           1 –   1,000
                       1,001 –   5,000
                       5,001 –   10,000
                      10,001 –   100,000
                     100,001 –   and over

37   [   ]   A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38   Number of securities for which quotation is sought

39   Class of securities for which quotation is sought

40   Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43   Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    *   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    *   There is no reason why those securities should not be granted quotation.

    *   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    *   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    *   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    *   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

`Sign here: _____   Date: ____16 October 2006____
                    Secretary

Print name: WESLEY JON GLANVILLE